Contact

www.linkedin.com/in/wu12345
(LinkedIn)

Top Skills

Cross-functional Team Leadership

Competitive Analysis

Organizational Development

Certifications

LexisNexis® Professional Research Certification

Developing a Competitive Strategy

Product-Led Growth Fundamentals Certification

Honors-Awards

Smart Cities Innovation Lab - Global Vision Board Member

G20 Smart Cities Alliance

Franklin Fellowship x Social Impact

NIST - CPAC Smart Cities Ethics Cluster

Emergency Medicine Innovators - Finalist (2021)

Publications

Trusting the 4th Industrial Revolution

The Secret to Trustworthy Data Strategy

How to save the third wave of technology from itself

How to Save the Third Wave of Tech from Itself (Originally appeared in TechCrunch)

How to design a smart city that's built on empowerment—not corporate surveillance

Dan Wu

Repeatable Business Models for Social Impact | GTM+Product Strategy Consultant | Harvard JD/PhD | Future of Inclusive Cities
United States

Summary

Raised by a single mother without a high school education, I saw firsthand how quality inclusive housing, education, and entrepreneurship helped my family improve their lives.

I'm passionate about how strong GTM & product strategy can help create better cities and communities.

Some highlights from my experience

- Head of Product / Marketing - Led core products key to pre-seed to E raises; rebuilt buyer / user journeys to triple conversion rates

- Harvard JD / PhD: For my research on the organizational dynamics of urban innovation, I was selected as a National Science Foundation Graduate Research Fellow and Fulbright Scholar.

- Founder: Won Toyota's national startup competition, MIT100K / Harvard President's finalist. Emergency Medicine Innovators Finalist for Frontline Suits. While an elected L.A. Neighborhood Council board member, I co-founded and led a nonprofit that advocated for equitable urban development around my university.

- Content - FastCompany, TechCrunch, CNN, Harvard Business Review, O'Reilly, Oxford University Press, Bloomberg, Cell Press Patterns, Brookings Institute, Forbes, and The Hill published my work related to inclusive cities and data strategy.

- Speaking - Harvard Business School, Asian Development Bank, the Global UNESCO Forum, AI World, All Tech Is Human, and Compliance Week in front of audiences ranging up to 700 people

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Experience

Joyful Ventures
Fractional Chief Product Officer & GTM/Product Strategy Consultant
2022 - Present (2 years)

I guide leaders / experts on cities, data, and/or social impact to a repeatable business model faster

Through consulting and executive coaching on:
- Go-to-market Strategy || ex: strategic positioning, repeatable revenue, & successful launches
- Product Strategy || ex: making the right bets, minimum lovable prototypes, & faster learning loops
- Leadership/Team || ex: strategic narratives & cross-fx alignment on vision/goals

Core Values
- Emotional intelligence/Mindfulness
- Growth Mindset/Strategic Thinking
- Enjoyment of the day-to-day

Send me an invite request with a note if you'd like to apply for a free strategy consultation

Stake
Senior VP of Product
2021 - 2022 (1 year)

Renters want Cash Back. We give it to them.
Creating the future of FinTech powered Real Estate with Cash Back Rewards. Join Stake to sign more leases, stop churn, & delight your residents.

www.stake.rent

Prototype Capital
Advisor
2018 - 2021 (3 years)

We build on Steve Case's thesis in "Third Wave." The next generation of startups will influence highly-regulated industries, like cities and healthcare, and extend beyond Silicon Valley to undervalued regions in the Midwest, the South, and emerging economies.

Immuta

Senior Product Manager
2018 - 2021 (3 years)

Automate data access control.

• Strategy: Developed vision, strategy, and roadmap for new squad, resulting in investment to speed time to activation and value

- Revenue: Delivered features linked to $X renewal or sales value for strategic F100 customers & venture-backed high-growth startups

• Customer Journey: Increased prospect-to-onboarding rate by X% & prospect-to-adoption rate by X% by co-leading a cross-functional strategy to help customers identify business use cases faster with higher-touch guidance

• Activation: Reduced X users' bounce rates by X%, with X% preferring our new workflow for its usability

• Innovation: Sped up a mission-critical privacy workflow from X months to X weeks and secured X beta testers/sale by (a) simplifying the use of a cutting-edge algorithm that balances privacy and utility and (b) sourcing an industry leader to partner with us

(Called "legal engineer" until 2020)

Immuta's Selected Awards

• FastCo World's Most Innovative Company (2020)
https://www.fastcompany.com/90457536/immuta-most-innovative-companies-2020

• Credit Suisse's Disruptive Technology Award Winner (2021)
https://finance.yahoo.com/finance/news/credit-suisse-names-immuta-disruptive-163300689.html

• CNBC Upstart 100 (2018 - top 100 out of 500 nominees)

• Gartner "Cool Vendor" in Machine Learning (2018 - 5 chosen yearly)

• Datanami "Reader's Choice" award for Best Big Data Startup (2018 - 1 chosen yearly)

• Cloudera Certified Technology and Partner Program Member (2018)

• Grand Central Tech Urbantech member (2018)

• CRN Top 10 Big Data Startup Companies (2018, 2019)

• CIO Dive: 1 of 7 enterprise tech startups to watch (2019)

• 451 Firestarter award (2019)

• Inc. Best Places to Work (2019)

Example Coverage

• DFJ on us: https://medium.com/dfj-vc/immuta-the-brave-new-world-of-ai-and-data-science-c3709476a12f

• ZDNet on us: https://www.zdnet.com/article/moving-fast-without-breaking-data-governance-for-managing-risk-in-machine-learning-and-beyond/

Cooley LLP
Associate (Emerging Companies)
2017 - 2018 (1 year)
San Francisco Bay Area

• Tech Transactions: Drafted an open source license for legal tech company and reviewed the milestones of a collaboration agreement for a set of key clinical endpoints for biotech joint venture
• General Corporate: Incorporated startups, managed client questions, and drafted or reviewed LLC-to-C Corp conversions, warrants, options, and non-disclosure and employment agreements
• Financings: Drafted ancillaries and pro formas, and managed diligence, closing, and post-closing with paralegals, including the development of a diligence checklist now used by other juniors
• Firm-related activities: Referred one fee-earning retail startup and two pro bono nonprofit tech startups
• Summer: May 2016-July 2016 (received return full-time return offer)

Welcome Home
Co-founder, CEO
2015 - 2017 (2 years)
Cambridge, MA

Spend less on rent, more on life.

• Interviewed 100 renters in a beachhead market on their most painful problems and coded and compared cases with inter-coder reliability checks to prioritize top features
• Implemented a Google Ads campaign to test product idea, achieving a 5% click-through rate and a 43% conversion rate (nearly 500% higher than the average roommate site)
• Coded and deployed a website from scratch using online tutorials to become proficient with HTML/CSS, MySQL and Django

Awards
• 2016 - Harvard University President's Challenge Finalist (top 10 out of 150 Harvard teams)
• 2016 - Winner, Toyota's Startup and Go Competition (1 out of 300 teams)

• 2016 - Hult Prize Regional Finalist - Boston (215/25,000 teams invited globally)
• 2016 - MassChallenge Semifinalist
• 2016 - Harvard Innovation Lab, Venture Incubation Program (25% applicants invited)
• 2016 - MIT 100K Launch Semifinalist
• 2016 - HBS Real Estate Ventures Competition Semifinalist
• 2016 - Harvard Ventures, VentureWorks Fellow and Winter Xcelerator Fellow
• 2016 - Boston Product Management Association Mentee

InSITE
Fellow (Product Strategy & Business Development)
2015 - 2017 (2 years)
Greater Boston Area

I collaborated with HBS and MIT business students and software engineers to help venture-backed startups. Typically, I was the only lawyer in the room.

Business Development and Marketing (Hellotoken)
• Publishers were excited about asking their users questions (instead of placing ads) and then selling the answers to those questions on a marketplace. We rapidly scaled adoption to dozens of major sites. Getting people to pay for the ability to ask a question was another question.
• So followed many emails, cold calls, and entries to our sales funnel spreadsheet on Streak. Discovered that we had to (1) focus narrowly on what our target data buyer struggled with and (2) add value immediately in our reach outs and content.
• These efforts led to the startup's first subscription sales.

Product Management (CY Creations)
• Working with this boutique app agency on its most popular app (AutoTextExpander), I prioritized key features to accelerate productivity of our time-poor and cost-sensitive users. I analyzed hundreds of user comments, categorized them, and, in a data-driven way, prioritized key features.
• Here, I discovered the necessity of working closely with the technical team to ensure that features were prioritized not just by the intensity of pain, but also by technical ease. Pick the low-hanging fruit. And make some delicious fruit pies, even if they're small ones.
• As a result of this balance, I prototyped in Sketch and tested on our target market a number of UX designs that would address common user concerns and questions about how to use the product.

Harvard University
6 years

Community Manager (Resident Tutor)
2014 - 2017 (3 years)
Greater Boston Area

One of my favorite experiences at Harvard. My students gave me top scores every year at one of the Harvard's residential communities: Currier House (whose fearsome mascot is a beautiful tree). My key lessons were:

• To be consistently present - I attended dinners nearly everyday to connect in a casual setting and personally reached out to those who I hadn't seen. Through these efforts, I could build trust and understand how to be more helpful.
• To use data to prioritize - I used a survey to discover what was most important to my residents. This data guided me to prototype and host well-attended social events and discussions related to careers, diversity issues, and entrepreneurship. With this prioritization, I never went over-budget.
• To have fun - One of my favorite things to establish group norms at the beginning of the year was to give every resident a gift bag of items that not only included untraditional candy but also funny kawaii stickers. While maintaining professional distance, in my dinners, I didn't hesitate to poke fun.

Researcher
2011 - 2017 (6 years)
Greater Boston Area

• Constructed and analyzed a social network of Congressional collaborations for Harvard's Data Science course
• Built a machine learning recommendation model of movie reviews for Harvard's Data Science course
• Analyzed a portfolio of low-volatility stocks using matched case-control regression for Gary King's Advanced Quantitative Analysis course
• Developed an algorithm to mine and clean lawyer profiles as a Harvard Business School RA
• Developed a strategic and sociological analysis of real estate development entrepreneurs and their efforts to navigate legal regulation for Ogletree's HLS "Revitalizing Cities" course

Awards
• 2012 - National Science Foundation Graduate Research Fellowship (3 years of full tuition)

• 2013 - Gramlich Research Fellowship for Economic Development
• 2012 - NSF/Harvard Kennedy School – Inequality and Social Policy Doctoral Fellowship
• 2012 - Ford Foundation Predoctoral Fellowship - Alternate
• 2015 - Mellon Mays Graduate Studies and Predoctoral Fellowship
• 2017 - World Economic Forum - Global Shaper
• 2018 - Committee of 100 - Next Generation Leader

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
Summer Associate (Full-time offer received)
2015 - 2015 (less than a year)
Los Angeles

Spent two consecutive summers (5 months) and received a full-time offer in 2016. I was awarded the Skadden 1L Scholarship.

• Drafted and submitted to a city council a legal memo proposing zoning code changes to bolster entrepreneurship
• Created a closing checklist for a billion dollar loan to acquire a technology company
• Drafted amendments in cloud computing contracts in a secondment with Red Bull legal department

University of Southern California
Researcher
March 2009 - May 2011 (2 years 3 months)
Greater Los Angeles Area

• Researched dozens of case studies about "just growth", community benefits agreements (CBAs), downtown revitalization, immigration integration, helping to produce sections for Ford Foundation report under Professor Manuel Pastor
• Uncovered history of LA's Figueroa Corridor and growth politics, leading to senior thesis and publication in Race, Gender, Class (2011).

Awards
• 2008 - McNair + Mellon Mays Fellow, for low-income, 1st generation college students
• 2010 - American Sociological Association, Summer Honors Program
• 2010 - UC Berkeley, Public Policy and International Affairs Scholar
• 2009 - Drum Major Institute Fellow
• 2009 - HKS Galbraith Scholar
• 2009 - 2nd Place, Writer's Conference (150 submissions)

• 2009 - 2nd Place, Symposium for Scholarly and Creative Work (200 submissions)
• 2010 - UNESCO Delegate and Presenter, Nanjing

City of Los Angeles
Boardmember (South LA Neighborhood Council)
September 2009 - September 2010 (1 year 1 month)
Greater Los Angeles Area

• Stimulated economic development by supporting a USC-Community Farmer's market
• Advocated for community benefits in USC Master Plan and organized civic forums to increase housing, jobs, local business

Campus and Community United
Co-Founder
January 2008 - May 2010 (2 years 5 months)
Greater Los Angeles Area

• Gained nearly 900 supporters, with multiple front-page media stories and access to local councilmembers
• Managed and coached leaders, and facilitated strategic planning for 4 diverse teams of five students & 15 coalition allies
• Presented story and message hundreds of times in front of large classrooms and student groups
• Achieved Student Voice in key local planning institutions, specifically Neighborhood Council and Transform L.A.

Awards
• 2009 - CampusProgress Action Alliance Partner (1 of 8 chosen nationally)
• 2009 - University Peace Fellow
• 2009 - National Honorary Regional Honor
• 2010 - Northwestern Global Engagement Summit Delegate
• 2010 - Clinton Global Initiative University
• 2010 - US Social Forum Workshop Presenter
• 2011 - StartingBloc Institute Fellow for Social Innovation and Entrepreneurship

Cypress High School
Co-Founder (Policy Debate Team)
August 2003 - May 2006 (2 years 10 months)
Orange County, California Area

• Researched policy briefs for team and organized practices
• Helped build team from scratch, growing the team by 300%

Awards
• 2006 - USC Trojan Debate scholarship (declined)
• 2005 - CA State Championship semi-finalist
• 2005 - La Habra Competition finalist
• 2004 - Long Beach Competition finalist
• 2005 - Cypress College Competition semi-finalist

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Education

Harvard Kennedy School
PhD, Social Policy and Sociology · (2011 - 2019)

Harvard Law School
Juris Doctor (J.D.), Law · (2014 - 2017)

University of Southern California
B.A., Urban Studies/Affairs

Cypress High School
High School